

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

<u>Via E-mail</u>
Alan Gulko
President and Chief Executive Officer
Avangard Capital Group, Inc.
2708 Commerce Way, Suite 300
Philadelphia, PA 19154

      Re: Avangard Capital Group, Inc.
               Registration Statement on Form S-1
               Filed November 1, 2012
               File No. 333-184682

Dear Mr. Gulko:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

1.   Please tell us whether there is any required minimum amount of shares that must be sold. If there is none, please revise your disclosure to disclose this, including, without limitation:
- Prominent disclosure on the prospectus cover page stating that there is no required minimum amount of shares that must be sold and any purchaser of securities in the offering may be the only purchaser, given the lack of a minimum offering amount; and
- A risk factor addressing the risk of an offering with no required minimum.

2.   Please provide us with your analysis regarding the applicability of and compliance with Rule 419 under the Securities Act of 1933.

3.   Please tell us whether subscriptions for the offered securities are irrevocable. If so, please provide disclosure to such effect on the prospectus cover page and the Prospectus Summary and Plan of Distribution sections.

4.   Please update the filing to include the results of the interim period ended September 30, 2012.

Prospectus Cover Page

5.   We note your statement that you are a development stage, start-up company with limited operations. Please revise your financial statements to comply with ASC 915 or advise us.

6.   Disclose that all monies remitted by subscribers will not be escrowed, but will be deposited directly in a Company special account for this offering and available for immediate use, as you have disclosed on page 25.

7.   Please revise to include an appropriate "subject to completion" legend that complies with Item 501(b)(10) of Regulation S-K or advise us that you do not intend to make any preliminary distribution of the prospectus.

8.   On the prospectus cover page, and throughout the prospectus, you make reference to getting the Company's shares listed on the OTC Bulletin Board. Wherever such disclosure is provided, additional disclosure should be provided to the effect that there can be no assurances that the Company will be approved for listing on the OTC Bulletin Board.

9.   We note your disclosure that you are offering securities in your initial public offering on a "best-efforts" basis. "Best efforts" is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. As you are not engaging a third party financial intermediary to sell your securities, it appears that you should characterize your offering as a "direct primary" offering rather than as a "best efforts" offering. Please revise your disclosure throughout the prospectus to better characterize your offering as a "direct primary" offering without a minimum offering amount.

10.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

Our Business, page 1

11.   Please expand the filing to state your relationship with Autosource Enterprises, Inc.

Summary Financial Data, page 3

12.   Please revise the presentation to state that there are 10,000,000 basic shares outstanding and 12,715,000 diluted shares outstanding at June 30, 2012. In addition, provide a note to the presentation of diluted shares to state that these shares include 2,715,000 convertible shares related to the conversion of 905,000 shares of Series A Convertible Preferred Stock.

13.   Please delete the Balance Sheet Data, Pro Forma as it is not appropriate to present pro forma data to reflect the receipt or application of offering proceeds unless this is a best-efforts all-or-none offering.

Risk Factors, page 4

General

14.   Noting that you do not appear to require any minimum amount of shares to be sold in the offering and no escrow account will be utilized in this offering, a risk factor should be added to discuss these facts and the potential risks to investors of conducting the offering in this manner. In particular, investors must be made aware that they may be one of only a few purchasers in the offering and therefore could own the shares of a company that continues to be undercapitalized.

We have significant capital requirements..., page 4

15.   Please revise your disclosure to specifically state the amount of capital you need to raise in order to fund your operations. In addition, disclose if you expect such amount to increase. Make similar disclosure changes to the Management's Discussion and Analysis section.

Rule 144 Related Risk, page 11

16.   Revise this risk factor so that the heading more clearly communicates the actual risk to the investor. For instance, consider: "[E]xisting shareholders may be able to rely on exemptions to sell some of their holdings, driving down the price of the shares you purchased."

17. Revise this risk factor to identify the amount of securities that may be sold based upon the Rule 144 safe harbor, as of a recent date.

Use of Proceeds, page 11

18. Please revise to disclose the order of priority for your use of the offering proceeds.

19. Discuss what other measures the Company has considered and which it is planning to pursue, if any, should the offering not take place or be insufficient to fund its future activities, and please disclose the impact to the purchaser in the offering. To the extent the Company has no other plans, this should clearly be stated.

20. We note the disclosure on page 12 that the Company will have broad discretion concerning the use of net proceeds from this offering. Please revise to discuss the specific contingencies and alternatives to the identified uses that accompany the reservation to change the use of proceeds. Refer to Instruction 7 of Item 504 of Regulation S-K.

Capitalization page 12

21. Since you are offering these securities without a minimum offering amount, it is not appropriate to assume the full offering amount in your capitalization presentation. In order to provide investors with a better idea of the financial condition of your company as a result of your offering, revise your disclosures to show the impact of 10%, 50%, and 100% of the shares being sold. Also, revise your Management's Discussion and Analysis section to discuss significant changes to your plan of operations based upon different amounts of offering proceeds. Make conforming changes to the Summary of the Offering section, the Dilution section, the Use of Proceeds section, the Other Expenses of Issuance and Distribution section and any similar references throughout the filing accordingly.

22. Please consider providing a separate pro forma column to reflect the effects of the conversion of the company's Convertible Preferred Stock Series A which we presume will take place at or prior to the closing of the company's initial public offering. Then, provide separate pro forma columns to show the impact of 10%, 50%, and 100% of the shares being sold and the application of the estimated net proceeds, respectively. In this regard, the exercise of warrants included in the units unless likely, should not be assumed.

Dilution, page 13

23.   Revise this section to present the dilution without assuming the exercise of the warrants. If you wish to inform investors as to the impact of warrant exercise upon the dilution, you may present the impact in a footnote to the table.

24.   Please tell us how you computed the pro forma net tangible book value of $0.88 per share after the offering at June 30, 2012. In this regard, the exercise of warrants should not be assumed.

Business, page 14

General

25.   In light of the first risk factor on page 4 stating that you have a "limited operating history" and "little market penetration and successes to date," please revise the "Business" section to clarify the extent of your current operations. In particular, revise to disclose in greater detail your current and immediate activities. Prospective operations should be discussed under an appropriate subheading, along with the conditions and timetable for conducting those operations. See Item 101(a)(2)(iii)(B)(1) thru (5) of Regulation S-K.

26.   Please tell us whether the Company has entered into any agreements or arrangements with dealers, consultants or sales representatives. If so, please disclose the material terms and conditions of any such agreements or arrangements and tell us what consideration you gave to filing such agreements as exhibits to the registration statement.

Our Business, page 14

27.   Your statement that you purchased all floor plan receivables for $151,979, the face value of the contracts plus accrued interest and fees from Avangard Auto Finance, Inc. is not consistent with your statement appearing on page 1 that your acquired the floor plan portfolio from Avangard Auto Financing, Inc. for $159,979, which represented the principal balance outstanding at that time. Please advise or revise the filing throughout, as applicable.

Sales and Marketing, page 14

28.   Revise to describe the locations where you seek to expand your share of the independent dealer floorplan market. Revise your disclosure to clarify if you have any contracts with any firm other than Autosource Enterprises and clarify the total amount of financing that you expect that Autosource may require over the next 12 months. Consider additional risk factor disclosure based upon your response.

Credit, page 14

29.   Please revise to provide an expanded discussion of your underwriting policies and procedures.

Government Regulation, page 15

30.   Revise this section to discuss the key regulatory impacts of the state laws, including financial and consumer credit regulations, for Pennsylvania, Florida and New Jersey.

Competition, page 15

31.   Please revise to identify your main local competitors.

32.   With respect to bank and non-bank lenders, you state that "[w]e believe we can compete effectively with these other sources of automobile financing...." Please revise to explain the basis for this statement given your very limited resources.

Employees, page 16

33.   In the third risk factor on page 4, you state that you will need to recruit and retain experienced personnel to further implement your strategy. Noting that you currently have two employees, please disclose whether you have any current intentions of hiring additional employees. If you are unable to hire additional employees, either for financial or other reasons, please discuss, in an appropriate section of the registration statement, how you intend, if at all, to implement your business plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

34.   Revise this section to discuss management's view as to the size of the loan portfolio that you would require in order to generate sufficient interest and fee income to cover your operating expenses, including compensation expenses.

Summary of Significant Accounting Policies

Income Taxes, page 17

35.   Please revise to include your accounting policies related to Income Taxes.

Adoption of New Accounting Standards

36.   We note you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), and that you have provided a risk factor explaining that this election allows you to delay the adoption of new or revised

accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please expand the filing to state in your critical accounting policy disclosures that your financial statements may not be comparable to companies that comply with public company effective dates.

Liquidity and Capital Resources, page 18

37.   We note your disclosure stating that "[t]he company has sufficient capital on hand to meet all its future operational needs." Please reconcile this statement with your disclosure on page 19 that your "ability to execute upon our continued business plan is dependent upon receipt of proceeds from this Offering" and the second risk factor on page 4.

38.   Revise your disclosure to discuss any additional sources of funding for your operations, other than equity proceeds raised in this offering, or sales of preferred stock. We note your disclosure on page 14 regarding underwriting standards for floorplan lines of up to $200,000 and of more than $200,000; however, it appears that you only have sufficient capital to fund your current line.

Management, page 20

39.   Revise the biography for each individual listed to ensure that you completely describe his or her business experience for the past five years and disclose the dates of experience by month and year if necessary. Ensure that there are no gaps or ambiguities regarding time in the five-year business sketch you provide.

40.   Revise to disclose the percentage of professional time that each listed individual devotes to your business.

41.   We note your disclosure stating that Mr. Gulko served as the President and was an independent owner of Boulevard Furniture, Inc., a "$4 million annual business." Please revise to clarify what you mean by the phrase "$4 million annual business."

42.   Please revise to disclose in greater detail Mr. Friedman's experience in the automobile financing business. In particular, and without limitation, identify specific companies, and indicate the specific title or duty of Mr. Friedman while at that company.

43.   In your disclosure on page 23, you indicate that the entity that sold you your loan portfolio and dealer relationship, Avangard Auto Finance, is a related party. Revise this section to discuss any common ownership between Avangard Auto and Avangard Capital. Also, please clarify why prior experience at Avanagard Auto is not mentioned in the biography of either executive officer.

Principal Stockholders, page 22

44.   The "Principal Stockholders" table indicates that as group, your officers and directors
        consist of four persons. Noting that you have listed two persons under your
        "Management" disclosure on page 20, we are unclear as to the identities of the four
        persons referenced on page 22. Please revise your disclosure to clarify.

45.   Revise the third column to present the number of shares beneficially owned after the
        offering without assuming the exercise of the warrants. If you wish to inform investors
        as to the impact of warrant exercise upon the shares beneficially owned, you may present
        the impact in a footnote to the table.

Certain Relationships and Related Transactions, page 23

46.   Your statement that the company entered into a lease agreement for office space with
        Commerce Way, LLC and that the lease is on a month to month basis is not consistent
        with the disclosure appearing on page 19 under the title Contractual Obligations that the
        lease is with Commerce Way, LP and for a 3 year period. Please revise the filing
        throughout or advise.

Plan of Distribution, page 23

47.   Tell us whether management may terminate the offering at its discretion at any time. If
        so, please revise the "Plan of Distribution" section and the prospectus cover page to
        provide disclosure to such effect.

Subscription Procedure, page 24

48.   Your disclosure indicates that the Subscription Agreement related to the units is located
        at Appendix I. We are unable to locate Appendix I. Please revise the registration
        statement to include the subscription agreement.

Description of Securities, page 25

49.   Please revise to disclose the number of outstanding warrants. Refer to Item 202(c) of
        Regulation S-K.

Financial Statements

Balance Sheet, page 33

50.   Please revise the title "Preferred Stock" to "Convertible Preferred Stock Series A."

Note 3 – Common and Preferred Stock, pages 39 - 40

51.   Please expand the note to state that the company issued 905,000 shares of Series A
        Convertible Preferred Stock and 10,000,000 shares of common stock to Friedman
        Financial Group, Inc. and DJS Investments, LLC at $1.00 for total consideration of
        $905,000 and at par value for total consideration of $10,000 at June 13, 2012. Also,
        address the requirements of ASC 505-50-30-6 and state how fair value was determined.

Outside Back Cover Page of the Prospectus

52.   Please add an outside back cover page that includes the dealer prospectus delivery
        obligation on the outside back cover page as required by Item 502(b) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities

Common Stock Issuances, page 43

53.   Please revise the disclosure to state that common stock was issued at a par value of
        $0.0001 for total consideration of $1,000 consistent with the amount appearing in the
        Statement of Stockholders' Equity.

Item 16. Exhibits

54.   We note that you have omitted Exhibit A to Exhibit 4.6 to the registration statement.
        Refile Exhibit 4.6 in its entirety with your next amendment.

55.   Please file the Lease agreement, effective as of August 1, 2012, between the Company
        and Commerce Way, LLC, as an exhibit with your next amendment.

Signatures

56.   The last paragraph on page 23 and signature page indicate that Linda Friedman is the
        Secretary and Director of the Company. We also note that Simon Friedman is designated
        as the Secretary and Director in the "Management" section. Please revise and reconcile
        your disclosure throughout the filing as appropriate.

57.   We note that the filing does not include the signature of your controller or principal
        accounting officer. If Alan Gulko, your Principal Financial Officer, also serves as the
        controller or principal accounting officer, his signature should be captioned as such. See
        Instructions 1 and 2 to the Signatures section of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor
Christian Windsor
Special Counsel

cc: Via E-mail
        Laura Anthony, Esq.
        Legal & Compliance, LLC